UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FX ENERGY, INC.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

302695 10 1

(CUSIP Number)

Carl W. Struby

Lathrop Gage L.C.

2345 Grand Boulevard

Kansas City, MO 64108

(816) 460-5834

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 16, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302695 10 1
1.	Names of Reporting Persons. Cascoh, Inc. I.R.S. Identification Nos. of above persons (entities only). 43-1406682
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Missouri
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,365,371
8. Shared Voting power 0
9. Sole Dispositive Power 1,365,371
10. Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,365,371
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.8%
14.	Type of Reporting Person (See Instructions) CO

2

CUSIP No. 302695 10 1
1.	Names of Reporting Persons. Sands Partnership No. 1 I.R.S. Identification Nos. of above persons (entities only). 75-1672962
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 30,000
8. Shared Voting power 0
9. Sole Dispositive Power 30,000
10. Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,000
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

3

CUSIP No. 302695 10 1
1.	Names of Reporting Persons. Sands Partnership No. 1 Money Purchase Pension Plan and Trust I.R.S. Identification Nos. of above persons (entities only). 43-1384238
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Missouri
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 192,800
8. Shared Voting power 0
9. Sole Dispositive Power 192,800
10. Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 192,800
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) EP

4

CUSIP No. 302695 10 1
1.	Names of Reporting Persons. Prime Petroleum, Inc. Profit Sharing Trust I.R.S. Identification Nos. of above persons (entities only). 75-2348013
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 142,250
8. Shared Voting power 0
9. Sole Dispositive Power 142,250
10. Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 142,250
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person (See Instructions) EP

5

CUSIP No. 302695 10 1
1.	Names of Reporting Persons. A. Baron & Darlene Cass Charitable Foundation I.R.S. Identification Nos. of above persons (entities only). 75-6453922
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 550
8. Shared Voting power 0
9. Sole Dispositive Power 550
10. Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 550
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) OO

6

CUSIP No. 302695 10 1
1.	Names of Reporting Persons. Barton J. Cohen I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 273,075
8. Shared Voting power 1,588,171
9. Sole Dispositive Power 273,075
10. Shared Dispositive Power 1,588,171
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,861,246
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.2%
14.	Type of Reporting Person (See Instructions) IN

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CUSIP No. 302695 10 1
1.	Names of Reporting Persons. A. Baron Cass III I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 192,250
8. Shared Voting power 1,588,721
9. Sole Dispositive Power 192,250
10. Shared Dispositive Power 1,588,721
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,780,971
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.0%
14.	Type of Reporting Person (See Instructions) IN

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This Amendment No. 1 to Schedule 13D amends and supplements Item 4 of the statement on Schedule 13D of the Reporting Persons filed on March 30, 2006 with respect to the Common Stock, par value $0.001 of FX Energy, Inc.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by amending the last paragraph thereof to read as follows:

Each of the undersigned acquired the shares which it is reporting herein for investment purposes and generally regards itself as a passive investor. However, as a result of the issuer’s recent performance and recent drilling failures, in early February 2006 Barton J. Cohen sought a meeting with senior management, and on February 22, 2006, Mr. Cohen and two other shareholders met with senior management to discuss recent drilling failures and prospects, the direction of the issuer’s business and governance issues. Management was encouraged by those present to place one or more new independent directors on the Board having one or more of the following attributes: exploration and production experience comparable to the issuer’s business, capital market expertise and significant stock ownership. On August 16, Mr. Cohen met again with management and had a further discussion, focusing primarily on governance and operational matters. Mr. Cohen expressed the view that two current members of the board should be replaced and discussed desired attributes and possible candidates with management. Mr. Cohen also expressed the view that the Company needed to reduce administrative expenses, revise its compensation policies, strengthen financial management and improve investor relations. He also stated that he was not seeking an overall change in leadership of the Company, but sought to encourage management to lead the Company in making the changes necessary to maximize all stakeholders' value in a timely fashion. Mr. Cohen intends to continue encouraging management to take such actions.

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SIGNATURE

Cascoh, Inc
Sands Partnership No. 1
Sands Partnership No. 1 Money Purchase
Pension Plan & Trust
Prime Petroleum, Inc. Profit Sharing Trust
A. Baron & Darlene Cass Charitable
Foundation
A. Baron Cass III.

Date: August 22, 2006	By: /s/ Barton J. Cohen
Barton J. Cohen,
Attorney-in-Fact

Date: August 22, 2006	By: /s/ Barton J. Cohen
Barton J. Cohen

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